TRANSFER AGENCY SERVICES AGREEMENT

THIS AGREEMENT is made as of April     , 2012, by and between BNY Mellon Investment Servicing (US) Inc., a Massachusetts corporation (“BNYM”), and PIMCO Dynamic Income Fund, Inc., (the “Fund”).

W I T N E S S E T H:

WHEREAS, the Fund is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund wishes to retain BNYM to serve as transfer agent, registrar, dividend disbursing agent and shareholder servicing agent and BNYM wishes to furnish such services.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Definitions. As used in this Agreement:

(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Trustees to give Oral Instructions and Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)	“CEA” means the Commodities Exchange Act, as amended.

(e)	“Oral Instructions” mean oral instructions received by BNYM from an Authorized Person or from a person reasonably believed by BNYM to be an

Authorized Person. BNYM may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(f)	“SEC” means the Securities and Exchange Commission.

(g)	“Securities Laws” mean the 1933 Act, the 1934 Act, the 1940 Act and the CEA.

(h)	“Shares” mean the shares of beneficial interest of any series or class of the Fund.

(i)	“Written Instructions” mean (i) written instructions signed by an Authorized Person and received by BNYM or (ii) trade instructions transmitted (and received by BNYM) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. The instructions may be delivered by hand, mail, tested telegram, cable, telex or facsimile sending device.

2.	Appointment. The Fund hereby appoints BNYM to serve as transfer agent, registrar, dividend disbursing agent and shareholder servicing agent to the Fund in accordance with the terms set forth in this Agreement. BNYM accepts such appointment and agrees to furnish such services. BNYM shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

3.	Delivery of Documents. The Fund has provided or, where applicable, will provide BNYM with the following:

(a)	At BNYM’s request, certified or authenticated copies of the resolutions of the Fund’s Board of Trustees, approving the appointment of BNYM or its affiliates to provide services to the Fund and approving this Agreement;

(b)	A copy of the Fund’s most recent effective registration statement;

(c)	A copy of the advisory agreement with respect to the Fund;

(d)	A copy of the distribution/underwriting agreement with respect to each class of Shares of the Fund;

(e)	A copy of the Fund’s administration agreements if BNYM is not providing the Fund with such services;

(f)	Copies of any distribution and/or shareholder servicing plans and agreements made in respect of the Fund;

(g)	A copy of the Fund’s organizational documents, as filed with the state in which the Fund is organized; and

(h)	Copies (certified or authenticated where applicable) of any and all amendments or supplements to the foregoing.

4.	Compliance with Rules and Regulations. BNYM undertakes to comply with all applicable requirements of the Securities Laws and any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by BNYM hereunder. Except as specifically set forth herein, BNYM assumes no responsibility for such compliance by the Fund or any other entity.

5.	Instructions.

(a)	Unless otherwise provided in this Agreement, BNYM shall act only upon Oral Instructions or Written Instructions.

(b)

BNYM shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person or from a person reasonably believed by BNYM to be an Authorized Person pursuant to this Agreement. BNYM may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of

Trustees or of the Fund’s shareholders, unless and until BNYM receives Written Instructions to the contrary.

(c)	The Fund agrees to forward to BNYM Written Instructions confirming Oral Instructions so that BNYM receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by BNYM or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or BNYM’s ability to rely upon such Oral Instructions. Where Oral Instructions or Written Instructions reasonably appear to have been received from an Authorized Person, BNYM shall incur no liability to the Fund in acting in conformance with such Oral Instructions or Written Instructions provided that BNYM’s actions comply with all other provisions of this Agreement.

6.	Right to Receive Advice.

(a)	Advice of the Fund. If BNYM is in doubt as to any action it should or should not take, BNYM may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

(b)	Advice of Counsel. If BNYM shall be in doubt as to any question of law pertaining to any action it should or should not take, BNYM may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or BNYM, at the option of BNYM).

(c)	Conflicting Advice. In the event of a conflict between directions or advice or Oral Instructions or Written Instructions BNYM receives from the Fund, and the advice it receives from counsel, BNYM may rely upon and follow the advice of counsel, and BNYM shall promptly notify the Fund of such reliance. Reliance on such advice, however, does not excuse BNYM from its duties under this Agreement.

(d)	Protection of BNYM. BNYM shall be protected in any action it takes or does not take in reliance upon directions or advice or Oral Instructions or Written Instructions it receives from the Fund or from counsel, (in accordance with Sections 6(b) and 6(c) above), and which BNYM believes, in good faith, to be consistent with those directions or advice or Oral Instructions or Written Instructions; provided, however, that any failure by BNYM to provide the notification required by Section 6(c) shall not abrogate the protection afforded to BNYM by this Section 6(d) unless such failure adversely affected the rights of the Fund. Nothing in this section shall be construed so as to impose an obligation upon BNYM (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions unless, under the terms of other provisions of this Agreement, the same is a condition of BNYM’s properly taking or not taking such action.

7.

Records; Visits. The books and records pertaining to the Fund, which are in the possession or under the control of BNYM, shall be the property of the Fund. Such books and records shall be prepared and maintained as required by the 1940 Act and other applicable federal securities laws, rules and regulations. The Fund and Authorized Persons shall have access to such books and records at all times during BNYM’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by BNYM to the Fund or to an Authorized Person, at the Fund’s expense.

8.

Confidentiality. Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”) except receiving party may disclose Confidential Information to its directors, officers, employees, agents, subcontractors, consultants or representatives who have a need to know such information in connection with the performance of the Agreement, and its applicable regulatory authorities and auditors. Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or BNYM, their respective subsidiaries and affiliated companies and the customers, clients and suppliers of any of them; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or BNYM a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained and was obtained through some means other than through the performance of an agreement between BNYM and an affiliate of the Fund; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is necessary for BNYM to release such information in connection with the provision of services under this Agreement; or (h) has been or is independently developed or obtained by the receiving party. In addition, BNYM shall be permitted to release Fund information in connection with an independent third party compliance review initiated on or at the request of the Fund or performed by BNYM’s independent auditor; provided, however, that such permission shall not otherwise impair BNYM’s obligation to keep such Fund information confidential pursuant to the terms of this Section 8. BNYM agrees that it will not, at any time during the term of this Agreement or after its termination, reveal, divulge, or make known to any person or entity, unless required by law, any list of shareholders of the Fund or any personal information relating to such shareholders.

9.	Cooperation with Accountants. BNYM shall cooperate with the Fund’s independent public accountants and shall take all reasonable actions in the performance of its obligations under this Agreement to ensure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

10.	BNYM System. BNYM shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by BNYM in connection with the services provided by BNYM to the Fund.

11.	Disaster Recovery. BNYM shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, BNYM shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. BNYM shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by BNYM’s own intentional misconduct, bad faith, negligence or reckless disregard of its duties or obligations under this Agreement.

12.	Compensation.

(a) As compensation for services rendered by BNYM during the term of this Agreement, the Fund will pay to BNYM a fee or fees as may be agreed to from time to time in writing by the Fund and BNYM. The Fund acknowledges that BNYM may receive float benefits and/or investment earnings in connection with maintaining certain accounts required to provide services under this Agreement.

(b) Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Fund shall remain responsible for paying to BNYM the fees set forth in the applicable fee letter.

13.	Indemnification. The Fund agrees to indemnify, defend and hold harmless BNYM and its affiliates, including their respective officers, directors, agents (provided BNYM exercised reasonable care in selecting such agents) and employees, from all reasonably foreseeable taxes, charges, expenses, assessments, claims and liabilities (including, without limitation, reasonable attorneys’ fees and disbursements and liabilities arising under the Securities Laws and any state and foreign securities and blue sky laws) arising directly or from any action or omission to act which BNYM takes in connection with the routine provision of services to the Fund. Neither BNYM, nor any of its affiliates, shall be indemnified against any liability (or any expenses incident to such liability) caused by BNYM’s or its affiliates’ own willful misfeasance, bad faith, gross negligence or reckless disregard of its duties and obligations under this Agreement, provided that in the absence of a finding to the contrary the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares shall be presumed not to have been the result of BNYM’s or its affiliates own willful misfeasance, bad faith, gross negligence or reckless disregard of such duties and obligations. The provisions of this Section 13 shall survive termination of this Agreement.

14.	Responsibility of BNYM.

(a)

BNYM shall be under no duty to take any action hereunder on behalf of the Fund except as specifically set forth herein or as may be specifically agreed to by BNYM and the Fund in a written amendment hereto. BNYM shall be obligated to exercise customary care and diligence in the performance of its duties hereunder and to act in good faith in performing services provided for under this Agreement. BNYM shall be liable only for any damages arising out of BNYM’s failure to perform its duties under this Agreement to the extent such damages arise out of BNYM’s willful misfeasance, bad faith, negligence or reckless disregard of such duties.

(b)	Without limiting the generality of the foregoing or of any other provision of this Agreement, (i) BNYM shall not be liable for losses beyond its control, including without limitation (subject to Section 11), delays or errors or loss of data occurring by reason of circumstances beyond BNYM’s control, provided that BNYM has acted in accordance with the standard set forth in Section 14(a) above and has otherwise fulfilled its obligation under this Agreement; and (ii) BNYM shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity or authority or lack thereof of any Oral Instruction or Written Instruction, notice or other instrument which conforms to the applicable requirements of this Agreement, and which BNYM reasonably believes to be genuine.

(c)	Notwithstanding anything in this Agreement to the contrary, (i) neither party nor its affiliates shall be liable for any consequential, punitive, special or indirect losses or damages, whether or not the likelihood of such losses or damages was known by the party or its affiliates and (ii) excluding fees owed by the Fund under this Agreement for services rendered by BNYM, a party’s cumulative liability for all losses, claims, suits, controversies, breaches or damages for any cause whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory shall not exceed $100,000 plus reasonable attorney’s fees.

(d)	Each party shall have a duty to mitigate damages for which the other party may become responsible.

(e)	The provisions of this Section 14 shall survive termination of this Agreement.

15.	Description of Services.

(a)	Services Provided on an Ongoing Basis, If Applicable.

(i)	Maintain shareholder registrations;

(ii)	Provide toll-free lines for shareholder and broker-dealer use;

(iii)	Provide periodic shareholder lists and statistics;

(iv)	Mailing of year-end tax information; and

(v)	Periodic mailing of shareholder dividend reinvestment plan account information and Fund financial reports.

(b)	Dividends and Distributions. BNYM must receive Written Instructions authorizing the declaration and payment of dividends and distributions. Upon receipt of the resolution, BNYM shall issue the dividends and distributions in cash, or, if the resolution so provides, pay such dividends and distributions in Shares. Such issuance or payment shall be made after deduction and payment of the required amount of funds to be withheld in accordance with any applicable tax laws or other laws, rules or regulations. BNYM shall timely send to the Fund’s shareholders tax forms and other information, or permissible substitute notice, relating to dividends and distributions, paid by the Fund as are required to be filed and mailed by applicable law, rule or regulation.

BNYM shall maintain and file with the United States Internal Revenue Service and other appropriate taxing authorities reports relating to all dividends above a stipulated amount (currently $10.00 accumulated yearly dividends) paid by the Fund to its shareholders as required by tax or other law, rule or regulation. In accordance with the Prospectus and such procedures and controls as are mutually agreed upon from time to time by and among the Fund, BNYM and the Fund’s Custodian, BNYM shall process applications from Shareholders relating to the Fund’s Dividend Reinvestment Plan (“Dividend Reinvestment Plan”) and will effect purchases of Shares in connection with the Dividend Reinvestment Plan. As the dividend disbursing agent, BNYM shall, on or before the payment date of any such dividend or distribution, notify the fund accounting agent of the estimated amount required to pay any portion of said dividend or distribution which is payable in cash, and on or before the payment date of such distribution, the Fund shall instruct the custodian to make available to the dividend disbursing agent sufficient funds for the cash amount to be paid out. If a shareholder is entitled to receive additional Shares, by virtue of any distribution or dividend, appropriate credits will be made to his or her account and/or certificates delivered where requested, all in accordance with the Dividend Reinvestment Plan.

(c)	Communications to Shareholders. Upon timely written instructions, BNYM shall mail all communications by the Fund to its shareholders, including:

(i)	Reports to shareholders;

(ii)	Monthly or quarterly dividend reinvestment plan statements;

(iii)	Dividend and distribution notices;

(iv)	Proxy material; and

(v)	Tax form information.

BNYM will receive and tabulate the proxy cards for the meetings of the Fund’s shareholders.

(d)	Records. BNYM shall maintain records of the accounts for each shareholder showing the following information:

(i)	Name, address and United States Tax Identification or Social Security number;

(ii)	Number and class of shares held and number and class of shares for which certificates, if any, have been issued, including certificate numbers and denominations;

(iii)	Historical information regarding the account of each shareholder, including dividends and distributions paid and the date and price for all transactions on a shareholder’s account;

(iv)	Any stop or restraining order placed against a shareholder’s account;

(v)	Any correspondence relating to the current maintenance of a shareholder’s account;

(vi)	Information with respect to withholdings; and

(vii)	Any information required in order for the transfer agent to perform any calculations contemplated or required by this Agreement.

(e)	Shareholder Inspection of Stock Records. Upon requests from Fund shareholders to inspect stock records, BNYM will notify the Fund and require instructions granting or denying each such request. Unless BNYM has acted contrary to the Fund’s instructions, the Fund agrees to release BNYM from any liability for refusal of permission for a particular shareholder to inspect the Fund’s shareholder records.

16.	Duration and Termination. (a) This Agreement shall continue until terminated by the

Fund or by BNYM on sixty (60) days’ prior written notice to the other party. In the event a party hereto gives notice of termination to the other party, all expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor transfer agent or other service provider, and all trailing expenses incurred by the party receiving notice of termination, directly attributable to termination, will be borne by the terminating party; provided, however, that: (i) if the Agreement has been terminated by BNYM and BNYM has cited in the notice of termination events or circumstances reasonably constituting a breach of the Agreement or a material increase in the risks associated with providing services contemplated by the Agreement, such expenses shall be borne by the Fund; and (ii) in the event that the Agreement is terminated by reason of the parties’ inability to agree to a new fee schedule, such expenses shall be split evenly between BNYM and the Fund.

(b) Notwithstanding any other provision of this Agreement, BNYM may in its sole discretion terminate this Agreement immediately by sending notice thereof to the Fund upon the happening of any of the following: (i) the Fund commences as debtor any case or proceeding under any bankruptcy, insolvency or similar law, or there is commenced against the Fund any such case or proceeding; (ii) the Fund commences as debtor any case or proceeding seeking the appointment of a receiver, conservator, trustee, custodian or similar official for the Fund or any substantial part of its property or there is commenced against the Fund any such case or proceeding; (iii) the Fund makes a general assignment for the benefit of creditors; or (iv) the Fund states in any medium, written, electronic or otherwise, any public communication or in any other public manner its inability to pay debts as they come due. BNYM may exercise its termination right under this Section 16(b) at any time after the occurrence of any of the foregoing events notwithstanding that such event may cease to be continuing prior to such exercise, and any delay in exercising this right shall not be construed as a waiver or other extinguishment of that right. Any exercise by BNYM of its termination right under this Section 16(b) shall be without any prejudice to any other remedies or rights available to BNYM and shall not be subject to any fee or penalty, whether monetary or equitable. Notwithstanding Section 17, notice of termination under this Section 16(b) shall be considered given and effective when given, not when received.

17.

Notices. Notices shall be addressed (a) if to BNYM, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President, and with a copy at the same address Attention: Legal Department; (b) if to the Fund, at 1345 Avenue of the Americas, 47th Floor, New York, New York, 10105 Attention: Secretary or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

18.	Amendments. This Agreement, or any term thereof, may be changed or waived only by a written amendment, signed by the party against whom enforcement of such change or waiver is sought.

19.	Delegation; Assignment; Subcontracting. BNYM may assign its rights and delegate its duties hereunder to any affiliate of BNYM, provided that BNYM gives the Fund 30 days prior written notice of such assignment or delegation. In addition, BNYM may, in its sole discretion without notice or consent of the Fund, engage agents (subcontractors) to perform any of the obligations contained in this Agreement to be performed by BNYM, provided, however, BNYM shall remain responsible for the acts or omissions of any such subcontractors.

20.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.	Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

22.	Miscellaneous.

(a)	Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.

(b)

No Changes that Materially Affect Obligations. Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of BNYM hereunder without the prior written approval of BNYM, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by BNYM under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(c)	Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

(d)	Governing Law. This Agreement shall be deemed to be a contract made in Delaware and governed, construed and enforced under Delaware law, without regard to principles of conflicts of law.

(e)	Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

(f)	Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(g)	No Representations or Warranties. Except as expressly provided in this Agreement, each party hereby disclaims all representations and warranties, express or implied, made to the other party or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. Each party disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(h)	Facsimile Signatures. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(i)	Compliance with Law. Each of BNYM and the Fund agrees to comply in all material respects with the respective laws, rules, regulations and legal process applicable to the operation of its business (“Applicable Laws”). The Fund agrees that BNYM is not obligated to assist the Fund with compliance, or to bring the Fund into compliance, with the Fund’s Applicable Laws, and that the Fund is solely responsible for such compliance, except where BNYM has expressly agreed to provide that compliance service as a service hereunder.

(j)	Privacy. Each party hereto acknowledges and agrees that, subject to the reuse and re-disclosure provisions of Regulation S-P, 17 CFR Part 248.11, it shall not disclose the non-public personal information of investors in the Fund obtained under this Agreement, except disclosures in connection with carrying out the services set forth in this Agreement or as otherwise permitted by law or regulation. BNYM agrees to implement and maintain appropriate security measures to protect “personal information”, as that term is defined in 201 CMR 17.00: Standards For The Protection Of Personal Information Of Residents Of The Commonwealth (“Massachusetts Privacy Regulation”), consistent with the Massachusetts Privacy Regulation and any applicable federal regulations.

(k)

Customer Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of BNYM’s affiliates are financial institutions, and BNYM may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. BNYM may also ask (and may have already asked) for additional identifying information, and BNYM may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BNYM INC.

By:
Title:

PIMCO Dynamic Income Fund

By:
Title:

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